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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35173

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Academy Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

622 Third Avenue, 12th Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Graham	**858-876-9398**	agraham@academysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.

(Name – if individual, state last, first, and middle name)

340 Mt Kemble Avenue, Suite 201N	**Morristown**	**NJ**	**07960**
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	**199**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Chance Mims _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Academy Securities, Inc. _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _R. Chance Mims_ (signature)

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ACADEMY SECURITIES, INC.

Statement of Financial Condition
(With Report of Independent Registered Public Accounting Firm)

DECEMBER 31, 2025

ACADEMY SECURITIES, INC.

Table of Contents



CBIZ CPAs P.C.

340 Mount Kemble Ave
Suite 210N
Morristown, NJ 07960

P: 973.929.3500

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Academy Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

CBIZ CPAs P.C.

Morristown, NJ
February 27, 2026

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Assets:

Cash and restricted cash	$	4,280,939
Due from clearing brokers		1,564,678
Securities owned, at fair value		103,395,263
Accounts receivable		6,645,809
Deferred compensation expense		88,575,062
Prepaid expenses and other assets		1,462,369
Operating right of use - lease assets		6,534,900
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation and amortization of $309,835		284,283
Total Assets	$	212,743,303

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Payable to clearing broker	$	12,486,182
Securities sold, but not yet purchased, at fair value		8,671,059
Accounts payable and accrued expenses		7,411,207
Bonus payable		31,814,309
Deferred tax liability, net		23,779,721
Subordinated loan interest payable		941,458
Soft dollar payable		814,354
Operating lease liabilities		6,906,074
Liabilities subordinated to the claims of general creditors		33,655,445
Total Liabilities		126,479,809

Stockholders' Equity:

Common stock, $.01 par value; 1,000,000 shares authorized, 372,558 shares outstanding	3,726
Additional paid- in -capital	3,179,389
Common stock subscription receivable	(4,206,675)
Retained earnings	87,287,054
Total Equity	86,263,494

Total Liabilities and Stockholders' Equity	$	212,743,303

The accompanying notes are an integral part of this financial statement.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to debt and equity issuance. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service-Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides cash management solutions to clients by way of Money Market Funds (Academy Shares).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Basis of Presentation:

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Money Market Funds Service Fee Revenue:

The Company offers its clients 4 classes of Money Market Funds, the Academy Share Class of the JP Morgan Prime Money Market Fund (JPAXX), the JP Morgan U.S. Government Money Market Fund (JGAXX), the JP Morgan 100% U.S. Treasury Securities Money Market Fund (JACXX), and the JP Morgan U.S. Treasury Plus Money Market Fund (JPCXX). All 4 funds are managed by JP Morgan Asset Management, meaning the management team is the same as the JPM Prime and Government money market funds. The Academy Prime Fund (JPAXX) Share Class mirrors JPM Prime Money Market Fund Capital Share Class (CJPXX), the Academy Government Fund (JGAXX) Share Class mirrors JPM Government Money Market Fund Capital Share Class (OGVXX), the Academy 100% Government Fund (JACXX) mirrors the JP Morgan 100% U.S. Treasury Securities Money Market Fund (HTSXX), and the Academy U.S. Treasury Plus Fund (JPCXX) mirrors the JP Morgan U.S. Treasury Plus Money Market Fund (AJTXX). All 4 Academy funds are available to clients via direct investment as well as third party investment portals. The Company earns a monthly service fee based upon the monthly assets under management. The performance obligation related to the sale and marketing of the Money Market Funds to investors is satisfied on trade date, which may have been in previous months or years. As such, the consideration for this revenue is variable and the amount is constrained until the monthly service fees are charged and the market value of eligible assets in the clients' accounts is determinable.

Investment Transactions and Investment Income:

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on an accrual basis. The specific identification method is used to determine realized gains and losses. Changes in unrealized gains and losses are included in the statement of income.

[4] Income taxes:

Uncertain tax positions are recorded in accordance with ("ASC") 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. At December 31, 2025 the Company had no uncertain tax positions.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[5] Furniture, computers, equipment, and leasehold improvements:

Maintenance and repair costs are expensed as incurred. Furniture, computers, and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6]   Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[7]   Due to and from clearing brokers:

The Company clears all security transactions through clearing firms on a fully disclosed basis. The amounts receivable from the clearing firms represent cash on hand plus commission receivables, less amounts payable for transaction costs on unsettled securities trades. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for credit losses has been established. Due from clearing brokers includes a $1,000,000 required deposit at Pershing LLC and $50,000 from Virtu Americas LLC. Due to clearing brokers includes $12,486,182 of margin balance at Pershing LLC.

[8]   Accounts Receivable:

Accounts receivables represent receivables from broker dealers consisting of investment banking fees and commissions. As of December 31, 2025, the Company did not record any current expected credit losses. For the year ended December 31, 2025, the balance receivable from four customers accounted for 64% of the total accounts receivable balance. The accounts receivable balance as of January 1, 2025, was $4,309,796. Refer to note B15 for additional information.

[9]   Common Stock Subscription Receivable:

Common stock subscription receivable represents amounts due from shareholders related to the issuance of common stock.

[10]   Soft Dollar Payables:

Related cash balances classified as "Restricted Cash" on the Statement of Financial Condition consist of balances relating to soft dollar arrangements.

[11]   Deferred Compensation Expense:

The Company provided compensation to certain existing employees in the form of restricted cash awards which are subject to ratable vesting terms with service requirements. The awards are subject to repayment in the event the employee leaves the Company. These awards are amortized to compensation and related taxes in the statement of income over the relevant service period, which is generally considered to start at the beginning of the annual compensation year. This cost is expected to be recognized over a weighted average period of approximately 3 years.

[12]   Fair Value - Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques
U.S. Government Agency Securities
U.S. government agency securities are normally valued using market observable data such as reported sales of similar investments, broker quotes, yields, bids, offers, and reference data. Certain investments are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy depending on the inputs used and market activity levels for specific investments.

Government Bonds
The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Money Market
Investments in money markets are generally priced at the ending net asset value (NAV) provided by the service agent of the funds. These investments will be categorized as Level 1 investments.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Municipal Bonds
The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. Municipal bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds
The fair value of corporate bonds is estimated using recently executed transactions in investments of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Asset-Backed Securities ("ABS")
ABS may be valued based on external price/spread data. When position-specific external price data is not observable, the valuation is based on prices of comparable investments or cash flow modes that consider inputs including default rates, conditional prepayment rates, loss severities, expected yield to maturity, and other inputs specific to each security. Included in this category are certain interest-only investments which, in the absence of market prices, are valued as a function of observable whole bond prices and cash flow values of principal-only bonds using current market assumptions at the measurement date. ABS is categorized in Level 2 of the fair value hierarchy when external pricing data is observable and in Level 3 when external pricing data is unobservable.

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Listed Derivative Contracts
Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in level 1 of the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally categorized in level 2 of the fair value hierarchy.

[13]   Fair Value of Financial Instruments:

At December 31, 2025, the carrying value of the Company's cash, restricted cash, due to / from clearing brokers, accounts receivable, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

[14]   Securities Purchased Under Agreements to Resell and Repurchase Agreements:

The Company enters into various collateralized financing transactions to, among other things, acquire securities to finance the Company's long inventory positions. Securities purchased under agreements to resell (reverse repo) and securities sold under agreements to repurchase (repo) are treated as collateralized financing transactions and are carried at their contracted price plus accrued interest. The Company obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. The Company values collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity. Such agreements are administered by the Company's clearing firm as a tri-party agreement. The Company makes delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, the Company will deliver additional collateral. There were no such agreements at December 31, 2025.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[15]   Allowance for current expected credit losses:

As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect.

Current expected credit losses for an individual or portfolio of financial instruments are measured at each reporting date based on expected credit losses over the expected life of the financial instrument and considers all available relevant, reasonable supportable information about the collectability of cash flows, including information about past events, current conditions and future forecasts.

The risk of losses is always considered, even when that risk of loss is remote. While management has based its estimate of the allowance for current expected credit losses on the best information available, future adjustments to the allowance may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded at December 31, 2025.

[16] Accounting Policies Recently Adopted and Pending Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes. This ASU amends ASC Topic 740 to enhance the transparency and usefulness of income tax disclosures by providing for additional information regarding rate reconciliation, taxes paid, and other disclosures. The amendments will become effective for public business entities for annual periods beginning after December 15, 2024. The adoption of this ASU did not have a material impact on these financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income-Expense Disaggregation Disclosures (ASU 2024-03). ASU 2024-03 requires disclosure of specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information to help financial statement users (a) better understand the Company's performance, (b) better assess the Company's prospects for future cash flows, and (c) compare the Company's performance over time and with that of other entities. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The company is currently evaluating the impact that this guidance will have on our financial statements.

NOTE C – COMMITMENTS AND CONTINGENCIES

Line of Credit
The company provides a line of credit in the amount of $1,000,000 to a public issuer. The line of credit has never been drawn down on. The Company reduces its net capital by the full amount of the line of credit.

Leases
The Company determines if an arrangement is a lease at inception. The Company's leases as a lessee were determined to be operating leases and are included in the Company's statement of financial condition. In connection with ASC 842 regarding leases, the Company records a right of use ("ROU") asset, and a corresponding lease liability.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company recognizes the lease liability and a ROU asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 5.5% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The weighted average lease term is 3.76 years.

On October 1, 2024 the Company executed a 5- year operating lease for office space in Chapel Hill. The ROU asset and lease liability associated with the lease amounted to $454,821 upon commencement of the lease.

On January 26, 2022, the Company executed a 6-year operating sublease for its office space in New York, NY. The ROU asset and lease liability associated with the lease amounted to $2,479,134 upon commencement of the lease.

On March 8, 2022, the Company executed a 7-year operating lease for its office space in Chicago, IL. The ROU asset and lease liability associated with the lease amounted to $857,480 upon commencement of the lease.

On December 21, 2022, the Company executed a 5-year operating lease for its office space in San Diego, CA. The ROU asset and lease liability associated with the lease amounted to $955,817 upon commencement of the lease.

On March 13, 2025, the Company executed a 5-year operating lease for additional office space in New York, NY. The ROU asset and lease liability associated with the lease amounted to $4,403,952 upon commencement of the lease.

On November 3, 2025, the Company executed a 3-year operating lease for additional office space in Palm Beach, FL. The ROU asset and lease liability associated with the lease amounted to $66,926 upon commencement of the lease.

Maturities of lease liabilities under noncancelable operating leases are as follows as of December 31, 2025, along with a reconciliation to the discounted amount recorded the December 31, 2025 statement of financial condition.

Year Ending December 31,	Operating Leases
2026	$1,407,767
2027	$1,449,420
2028	$1,268,657
2029	$1,196,654
2030	$1,022,621
2031	$985,373
2032	$844,607
Total undiscounted lease payments	$8,175,099
Less: imputed interest	$1,269,025
Present value of Lease liabilities	$6,906,074

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Company's office space leases require it to make variable payments for the Company's proportionate share of operating expenses (i.e. building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

Maturities of short term leases are as follows as of December 31, 2025:

On March 19, 2018, the Company executed a 6-month operating lease for its office space in Roseville, CA that expired on September 30, 2018. The lease was renewed for additional 6-month periods, the last of which expired on March 31, 2022. The lease was subsequently renewed to be a month-to-month arrangement. The Company remains in the leased space as of December 31, 2025.

On August 1, 2023, the Company executed a 6-month operating lease for its office space in Orange, CA. The Company continues to extend this lease on a 6-month basis. The Company remains in the leased space as of December 31, 2025.

The company leases various short-term and virtual office spaces.

Litigation

The company is named in various legal proceedings arising from its investment banking activities. These activities pertain to the Company's role as a junior member of underwriting syndicates, in which the entire syndicate was named in the proceedings. In view of these claims in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation, the Company cannot state with absolute certainty what the eventual outcome of pending litigation will be.

Regulatory Matters

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

NOTE D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2025 are composed of:

Deferred tax assets and liabilities:	
Deferred Compensation Expense	$ (24,152,538)
Accrued Expenses	256,716
Fixed Assets	(20,745)
Charitable Contribution	77,614
Lease Liability	1,883,121
ROU Asset	(1,781,910)
Federal Net Operating Loss	54,913
Unrealized Loss	(96,892)
	$ (23,779,721)

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2022.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and computer equipment, at December 31, 2025, consist of the following:

Computer and office equipment	$	544,082
Less: accumulated depreciation and amortization		(290,892)
	$	253,190

Leasehold Improvements, at December 31, 2025, consist of the following:

Leasehold improvements	$	50,036
Less: accumulated depreciation and amortization		(18,943)
	$	31,093

NOTE F - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note B for additional information regarding the fair value hierarchy. In determining fair value, the Company separates securities owned, at fair value into categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2025, U.S. treasury notes and bonds, listed derivative contracts and money markets are classified within Level 1 because they are valued using quoted market prices. All other securities are classified within Level 2 because they are valued using recently quoted transactions and/or broker-quotations.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE F - FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned, at fair value				
Municipal bonds	$ -	$ 7,313,324	$ -	$ 7,313,324
U S government bonds	25,169,694	-	-	25,169,694
Corporate bonds	-	19,162,537	-	19,162,537
Money market	477,433	-	-	477,433
Equity securities	22,677,803	-	-	22,677,803
Asset backed securities	-	1,486,890	-	1,486,890
Listed Derivative Contracts	191,953	-	-	191,953
U S government agency securities	-	26,915,629	-	26,915,629
TOTALS	$ 48,516,883	$ 54,878,380	$ -	$ 103,395,263
LIABILITIES				
Securities sold, not yet purchased, at fair value				
Corporate bonds	$ -	$ 419,389	$ -	$ 419,389
U S government agency securities	-	218,575	-	218,575
U.S treasury notes	8,033,095	-	-	8,033,095
TOTALS	$ 8,033,095	$ 637,964	$ -	$ 8,671,059

NOTE G - REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $67,079,375 which exceeded the required net capital by $64,322,540. Tentative net capital before the application of haircuts was $73,439,155. The Company's ratio of aggregate indebtedness to net capital at December 31, 2025 was .62 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(ii). The Company's other business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE H - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business. The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE I – STOCKHOLDERS' EQUITY

In January 2025, three shareholders received restricted common stock in exchange for $450,000 payments on promissory notes. On July 31, 2025, the company amended its outstanding promissory notes that were previously issued in October 2024 in exchange for restricted common shares, making the principal balance of the notes fully recourse in nature. As a result, the transaction was recognized as a substantive issuance of 87,017 shares of restricted common stock from treasury, and an additional issuance of 20,000 shares of restricted stock to three shareholders. The outstanding principal balance related to the notes was recorded to subscription receivable on the statement of changes in stockholders' equity.

On October 10th, 2024, the Company issued Stock Appreciation Rights to 18 employees that would vest if a change of control of the firm occurs. Of the 18 employees, 12 are veterans of the United States military and reflect a 91% participation in the firm's ownership by veterans. As of December 31, 2025, the total exposure for these SARs would be $1,699,561 which will only be recognized if the performance condition becomes probable.

NOTE J – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under eleven subordinated agreements (the "Agreements") in the aggregate amount of $33,655,445 all of which include the automatic extension of maturity feature. As of December 31, 2025, the carrying amount of these liabilities approximates fair value. The Agreements are between the lenders (stockholders and affiliated entities of stockholders of the Company) and the Company. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be eligible for repayment.

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
1/14/2022	4%	1/14/2027	$ 1,562,500
1/11/2023	4%	1/11/2027	2,152,000
1/11/2023	4%	1/11/2027	798,000
1/16/2024	4%	1/16/2028	5,500,000
1/16/2024	4%	1/16/2028	1,342,945
1/17/2024	4%	1/17/2028	3,100,000
1/17/2024	4%	1/17/2028	1,700,000
1/17/2025	4%	1/17/2028	9,250,000
1/17/2025	4%	1/17/2028	3,150,000
1/17/2025	4%	1/17/2028	2,550,000
1/17/2025	4%	1/17/2028	2,550,000
		Total Subordinated Liabilities	$ 33,655,445

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition

NOTE K – RETIREMENT SAVING PLAN

The Company maintains a 401(k) retirement saving plan for eligible employees. The plan allows for salary deferral arrangements under the provisions of Section 401(k) of the Internal Revenue Code. Starting on January 1, 2019, the Company's contributions into the profit-sharing plan were defined by the Internal Revenue Code's Safe Harbor rules. Under these rules, the Company contributes a safe harbor Matching Contribution to each member's account in an amount equal to: (i) 100% of the matched employee contributions that are not in excess of 3% of their compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 3% of the employee's compensation but that do not exceed 5% of their compensation. The Company may make safe harbor matching contributions in addition to the preceding.

NOTE L – RELATED PARTY TRANSACTIONS

The Company has an investment management agreement in place with a related party, Academy Asset Management. The Company pays Academy Asset Management monthly fees for asset management services. In addition, Academy Securities owns shares purchased in the open market of the Academy Veteran Impact ETF (Ticker VETZ). The fund is distributed by a third-party fund administrator. Academy Asset Management is a sub-advisor to the fund. The Academy Veteran Impact ETF is the first publicly traded ETF to primarily invest in loans to U.S. service members, military veterans, their survivors, and veteran-owned businesses. At least 80% of the underlying assets consist of loans to veterans or their families.

In September 2025, the Company's Board of Directors approved a line of credit for Academy Ventures from Academy Securities. Academy Ventures is a related party under common ownership of Academy Securities. Academy Ventures is a veteran-owned and operated venture capital firm with a focus on helping up and coming companies succeed through strategic support. Investment opportunities are being offered to employees of Academy Securities with fees waived.

NOTE M –SEGMENT REPORTING

The Company operates as one reportable segment as a broker dealer, which is comprised of several classes of services, including investment banking, riskless principal and agency transactions, and asset management. The Company's chief operating decision maker (CODM) is the chief executive officer. The CODM manages the Company, assesses performance, and decides how to allocate resources based on the net income, and regulatory net capital of the Company as a whole, as constructed and presented on the statement of income and Schedule 1 Computation of Regulatory Net Capital. The Company manages its business activities on a consolidated basis with the various product lines sharing a common economic environment with similar services, processes, and customers. The accounting policies used to measure the profit and loss of the segment are the same as described in Note B, Summary of Significant Accounting Policies.

NOTE N – SUBSEQUENT EVENTS

The Company has evaluated events that occurred subsequent to December 31, 2025 through the date of issuance. There have been no material subsequent events that occurred during such period that would require disclosure except as noted below.

On January 20th, 2026, the Company received FINRA approval for three new subordinated loan agreements in the aggregate amount of $15,500,000 at an interest rate of 4%.